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                      SECOND AMENDMENT TO PURCHASE AGREEMENT

     THIS SECOND AMENDMENT TO PURCHASE AGREEMENT, dated as of November 15, 1995 (this "Amendment"), is made by and between INTEK DIVERSIFIED CORPORATION, a Delaware corporation ("Buyer"), and SIMMONDS CAPITAL LTD. (f/k/a Simmonds Communications Ltd.), an Ontario corporation ("Seller").

     WHEREAS, Buyer and Seller entered into a Purchase Agreement, dated as of June 30, 1995 (the "Agreement"), providing for the sale to Buyer of certain shares of a subsidiary of Seller, SCL, Inc. ("SCLI"), and certain assets owned by Midland Systems (f/k/a SCL Systems & Infrastructure), a division of Seller ("Systems"), and by Midland International Ltd., a subsidiary of Seller, which shares and assets comprise Seller s wireless communications business (the "Business"); and

     WHEREAS, Buyer and Seller entered into an Amendment to Purchase Agreement, dated as of October 31, 1995 (the "First Amendment"); and

     WHEREAS, Seller and Buyer wish to further amend certain terms of the Agreement as set forth in this Amendment;

     NOW, THEREFORE, in consideration of the respective covenants and agreements contained herein, Seller and Buyer agree as follows:

1. May Balance Sheets and Schedule 1. Seller and Buyer agree that the May Balance Sheets and Schedule 1, required to be delivered by Seller to Buyer pursuant to Sections 1.3 and 1.4 of the Agreement, have been delivered by Seller and reviewed by Buyer, and Buyer hereby waives its right to terminate the Agreement pursuant to Section 1.4 of the Agreement.

2. Debt to Seller. Section 1.6 of the Agreement is hereby amended by deleting it in its entirety and substituting therefor the following:

     "At the Closing, Seller shall deliver to Buyer a schedule (the "Closing Date Debt Schedule") setting forth the amount of debt that would be owing to Seller in respect of SCLI, MIC, Systems and MIL as of the Closing Date (the "Closing Date Debt") and the repayment terms, if any, of the Closing Date Debt. The Closing Debt Schedule shall itemize all amounts owing with respect to transactions that occurred after September 30, 1995. The Closing Date Debt Schedule shall be accompanied by a certificate of Seller s Chief Financial Officer, certifying that the Closing Date Debt Schedule is complete and accurate. At the Closing, all of the Closing Date Debt shall be consolidated into one or more promissory notes of Buyer or of SCLI, MIL, Systems or MIL, as appropriate, in favor of Seller (the "Notes"), with interest at an annual rate of ten percent (10%), payable quarterly on the last day of each calendar quarter commencing with the calendar quarter which begins immediately following the final determination of the adjusted amount of the Notes pursuant to the remainder of this Section 2, and the principal balance payable in three installments equal to 20%, 40%, and 40% of such balance, payable on the first, second and third anniversary dates of the final determination of the adjusted amount of the Notes pursuant to the remainder of this Section 2; provided, however, that the inter-company debt and the principal amount of the Note shall be adjusted pursuant to the following provisions of this Section 2.
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     (a)  Seller shall take such actions as may be necessary it its reasonable judgment to ensure that the shareholders equity of the Business as of September 30, 1995, based on the audited balance sheet as of that date, shall be not less than $1,000,000.

     (b) Seller shall also take such actions as may be necessary in its reasonable judgment to reduce the amount of the debt that would be owing to Seller in respect of the Business as of the Closing Date so that the ratio of total debt of the Business to shareholders equity as of the Closing Date is not more than 15:1. The shareholders equity of the Business as of the Closing shall be determined by as soon as practicable following the Closing, by adjusting the shareholders equity set forth on the audited balance sheet of the Business as of December 31, 1995, for transactions between December 31, 1995 and the Closing. As promptly as possible following completion of the audited financial statements as of and for the year ended December 31, 1995, Seller shall prepare and deliver to Buyer a balance sheet and a statement of operations of the Business as of the Closing Date, including the consolidated operations of SCLI, MIC, Systems and MIL (the "Closing Date Statements").

     (c) In consideration for the resulting reduction in the principal amount of the Notes pursuant to subparagraph (b), Buyer shall issue to Seller such number of non-voting, cumulative, convertible preferred shares, par value $100 each, of Buyer so that the total par value of such shares shall equal the full amount of the reduction of the aggregate principal amount of the Notes pursuant to subparagraph (b). The terms of the preferred shares shall provide for a cumulative dividend at the rate of 10%, conversion of the preferred shares into shares of common stock at any time at the election of the holder at a conversion price equal to the average trading price of Buyer s common stock for the ten trading days preceding the Closing Date and redemption at the election of Buyer at any time at a redemption price equal to the par value plus unpaid cumulative dividends."

3. Disclosure Schedules. Seller and Buyer agree that the disclosure schedules referred to in Sections 3.21 and 4.24 have been delivered and reviewed pursuant to such Sections and each of Seller and Buyer waives its respective right to terminate the Agreement pursuant to such Sections.

4. Conditions to Obligation of Seller to Close. Section 6.2 of the Agreement shall be amended by adding at the end thereof the following:

     (f) The report of Arthur Andersen LLP, independent accountants for Buyer, on the financial condition and results of operations of Buyer as of and for the nine months ended September 30, 1995, shall not contain a qualification based on Buyer s inability to continue as a going concern.

     (g) The Board of Directors of Buyer shall have adopted a resolution, in form and substance reasonably acceptable to Seller, setting forth the terms of the preferred shares to be issued to Seller pursuant to Section 1.6 of this Agreement and a certificate of designations setting forth a copy of such resolution shall have been filed with the Secretary of State of Delaware in accordance with Section 151 of the Delaware General Corporation Law.
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5.   Conditions to Obligation of Buyer to Close.  Section 6.3 of the Agreement
shall be amended by adding at the end thereof the following:

      (h) The fairness opinion referred to in subparagraph (d) of this Section
6.3 shall have been revised and updated to reflect the terms of this Amendment.

      (i) The report of Ernst & Young, independent accountants for MIC, on the financial condition and results of operations of MIC as of and for the nine months ended September 30, 1995, shall not contain a qualification based on MIC s inability to continue as a going concern.

6. Defined Terms. Capitalized terms not defined herein shall have the meanings given to them in the Agreement.

7. Effect of this Amendment. Except as specifically set forth herein, the terms and provisions of the Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute this Amendment as of the date first above written.

                                   SIMMONDS CAPITAL LTD.


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                                   INTEK DIVERSIFIED CORPORATION


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